SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Tripadvisor, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

896945201

(CUSIP Number)

Renee L. Wilm, Esq.
Chief Legal Officer
Liberty TripAdvisor Holdings, Inc.
12300 Liberty Boulevard
Englewood, CO 80112
(720) 875-5200

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

March 9, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: Common Stock: 896945201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty TripAdvisor Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,959,752 shares (1) (2)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 30,959,752 shares (1) (2)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,959,752 shares (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11) 22.7% (2) (3)

14.	Type of Reporting Person (See Instructions) CO

(1)         Consists of 18,159,753 shares of Tripadvisor, Inc., a Delaware corporation (the “Issuer”), Common Stock, par value $0.001 per share (“Common Stock”), and 12,799,999 shares of the Issuer’s Class B Common Stock, par value $0.001 par value per share (“Class B Common Stock”), beneficially owned by Liberty TripAdvisor Holdings, Inc., a Delaware corporation (the “Reporting Person”).

(2)         Each share of Class B Common Stock is convertible into one share of Common Stock. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Person into shares of Common Stock.

(3)         Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Person may be deemed to beneficially own equity securities of the Issuer representing approximately 58.2% of the voting power of the Issuer.  See Item 5.  Such percentage interests are based on there being outstanding, as of the close of business on February 12, 2020, 123,286,835 shares of Common Stock and 12,799,999 shares of Class B Common Stock, based on the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the Securities and Exchange Commission on February 19, 2020 and calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)

Statement of

LIBERTY TRIPADVISOR HOLDINGS, INC.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

TRIPADVISOR, INC.

This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 3 to the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Liberty TripAdvisor Holdings, Inc., a Delaware corporation (the “Reporting Person”), with respect to Tripadvisor, Inc., a Delaware corporation (the “Issuer”), on August 29, 2014, as amended by Amendment No. 1 to the Statement on Schedule 13D filed with the SEC by the Reporting Person on June 30, 2016, as amended by Amendment No. 2 to the Statement on Schedule 13D filed with the SEC by the Reporting Person on November 20, 2019 (collectively, the “Schedule 13D” and together with this Amendment, the “Statement”). The Schedule 13D is hereby amended and supplemented to include the information set forth herein. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of the Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 6 of this Amendment is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)         The Reporting Person is the beneficial owner of 18,159,753 shares of Common Stock, par value $0.001 per share, of the Issuer (“Common Stock”) and 12,799,999 shares of Class B Common Stock, par value $0.001 per share, of the Issuer (“Class B Common Stock”) which shares constitute 14.7% of the outstanding shares of Common Stock and 100% of the outstanding shares of Class B Common Stock.  Each share of Class B Common Stock is convertible into one share of Common Stock. Assuming the conversion of all of the Reporting Person’s shares of Class B Common Stock into shares of Common Stock, the Reporting Person beneficially owns 22.7% of the outstanding shares of Common Stock (calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended).  Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Person may be deemed to beneficially own equity securities of the Issuer representing approximately 58.2% of the voting power of the Issuer.  The foregoing beneficial ownership amounts exclude shares of Common Stock beneficially owned by the executive officers and directors of the Reporting Person.  The foregoing beneficial ownership amounts are based on there being outstanding, as of the close of business on February 12, 2020, 123,286,835 shares of Common Stock and 12,799,999 shares of Class B Common Stock, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on February 19, 2020, and calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.  Mr. Gregory B. Maffei beneficially owns 22,463 shares of Common Stock.  The Maffei Foundation beneficially owns 1,938 shares of Common Stock, as to which shares Mr. Maffei has disclaimed beneficial ownership.  Mr. Michael J. Malone beneficially owns 12,125 shares of Common Stock.  Mr. Albert E. Rosenthaler beneficially owns 17,555 shares of Common Stock.

(b)         The Reporting Person has the sole power to vote or to direct the voting of shares of Common Stock beneficially owned by it and has the sole power to dispose or direct the disposition of such shares, subject to the pledges described in Item 6 of this Statement.

To the knowledge of the Reporting Person, each of Mr. Maffei, Mr. Malone and Mr. Rosenthaler have sole voting and dispositive power of the Common Stock beneficially owned by them.  Mr. Maffei and his wife, as the two directors of the Maffei Foundation, have shared voting and dispositive power with respect to any shares held by the Maffei Foundation.

(c)          Other than as disclosed in this Statement, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock during the 60 days preceding the date hereof.

(d)         Not applicable.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Second Amendment to the Margin Loan Agreement

On March 10, 2020 (the “Second Amendment Effective Date”), Liberty TripAdvisor LLC, a wholly owned subsidiary of which the Reporting Person is a manager and sole member (“TripSPV”), entered into a second amendment (the “Second Amendment”) to that certain Margin Loan Agreement, dated as of June 10, 2019, as amended by Amendment No. 1 to Margin Loan Agreement, dated as of November 19, 2019, by and among TripSPV, as borrower, the Reporting Person, as guarantor, Credit Suisse AG, Cayman Islands Branch, as calculation agent (the “Calculation Agent”), the various financial institutions party thereto as lenders (each, a “Lender”), and Société Générale, as administrative agent (the “Existing Margin Loan Agreement;” and the Existing Margin Loan Agreement as amended by that Second Amendment and as further amended, restated, amended and restated, supplemented or otherwise from time to time, the “Margin Loan Agreement”).  On March 9, 2020, and in accordance with the terms of the Existing Margin Loan Agreement, TripSPV and Credit Suisse Capital LLC and/or its affiliates (“CS”) entered into the variable forward transaction (described under “2020 Forward Contract” below). Pursuant to the Second Amendment, each Lender and each agent (to the extent applicable), among other things, granted TripSPV a limited waiver from certain representations, warranties and covenants set forth in the Existing Margin Loan Agreement for the purposes of the 2020 Forward Contract.  TripSPV intends to use the prepayment amount received under the 2020 Forward Contract (together with any cash-on-hand, including from investments or contributions) in part to pay down outstanding loans under the Margin Loan Agreement.  The Second Amendment also provides for additional amendments to the Existing Margin Loan Agreement as more fully set forth therein, including: (i) a modification of the margin call loan-to-value ratio based on a pre-established formula set forth in the Second Amendment; (ii) a modification in the maintenance loan-to-value trigger price; (iii) a modification in the price of the shares that results in mandatory prepayment events; and (iv) for the release, as more fully described below in the 2020 Forward Contract, of up to 18,159,752 shares of Common Stock (the “Released Pledge Shares”) from the pledge of shares of Common Stock and Class B Common Stock that secures TripSPV’s obligations under the Margin Loan Agreement.

As of the Second Amendment Effective Date, the amount of borrowings outstanding, including PIK interest as of December 31, 2019, under the Margin Loan Agreement were comprised of approximately (i) $231 million under a term loan facility, (ii) $15 million under delayed draw term loan facility and (iii) $109 million under additional and separate term loan facilities (collectively, the “Margin Loan”), and all of the shares of Common Stock and all of the shares of Class B Common Stock of the Issuer in each case, owned by TripSPV were pledged as collateral to secure the Margin Loan.

The Margin Loan Agreement matures in November 2022 and provides that, among other triggering events, and in relevant part, if at any time the closing price per share of Common Stock falls below the lesser of $18.50 and a share price based on a pre-established formula set forth in the Margin Loan Agreement (the “First Mandatory Prepayment Event Price”), TripSPV must prepay approximately 50% of the aggregate principal amount of the Margin Loans outstanding (and all interest accrued thereon) (the “First Mandatory Prepayment Event”). The Margin Loan Agreement further provides that if at any time the closing price per share of Common Stock falls below a lower share price based on a pre-established formula set forth in the Margin Loan Agreement (the “Second Mandatory Prepayment Event Price”), the aggregate principal balance of the Margin Loans outstanding must be repaid in full (the “Second Mandatory Prepayment Event”).

On March 11, 2020, the closing share price of Common Stock fell below the First Mandatory Prepayment Event Price and the Calculation Agent provided notice to TripSPV (“First Prepayment Notice”) that it is required to prepay approximately $181 million. In response to the First Prepayment Notice, on March 12, 2020, TripSPV delivered a notice to the Calculation Agent and the administrative agent of its intent to repay any amounts owed thereunder by selling pledged shares.

After TripSPV delivered its response notice to the First Prepayment Notice, the Calculation Agent delivered a second mandatory prepayment notice, dated March 12, 2020 (the “Second Prepayment Notice”), due to the closing share price of Common Stock falling below another minimum value. In response to the Second Prepayment Notice, on March 13, 2020, TripSPV delivered a notice to the Calculation Agent and the administrative agent of its intent to repay any amounts owed thereunder by selling pledged shares. TripSPV also intends to use certain proceeds received under the 2020 Forward Contract (together with any cash-on-hand, including from investments or contributions) to fund a portion of any amounts that are due.

It is the Reporting Person’s understanding that, during the pendency of the transactions contemplated by the Investment Agreement as described below, the lenders do not intend to exercise their rights to foreclose on the Common Stock and Class B Common Stock pledged as collateral for the Margin Loan.

In the event that TripSPV does not deliver the funds when required, the lenders may foreclose on the Common Stock and Class B Common Stock pledged as collateral for the Margin Loan. In connection with any sale by the lenders following foreclosure, the lenders must first sell all shares of Common Stock prior to any shares of Class B Common Stock being converted and sold on foreclosure. Shares of Class B Common Stock must first be converted into shares of Common Stock before they may be sold on foreclosure.

2020 Forward Contract

On March 9, 2020, TripSPV entered into an agreement (the “2020 Forward Contract”) establishing the terms and conditions of a variable forward transaction with CS.  The 2020 Forward Contract obligates TripSPV to deliver to CS (or any assignee thereof in accordance with the 2020 Forward Contract) up to the Number of Shares (defined below) based on the share prices over a specified period in the first quarter of 2023 (the “Valuation Period”). The “Number of Shares” is defined as the number of shares of Common Stock in respect of which CS completes an initial hedge during a hedge period that started on March 9, 2020 and that will end no later than 30 scheduled trading days thereafter, subject to certain conditions set forth in the 2020 Forward Contract (the “Initial Hedging Period”), provided that such number shall not exceed either (a) the number of shares of Common Stock that would result in a prepayment amount of $200,000,000 or (b) 18,159,752 shares of Common Stock.  Alternatively, TripSPV may choose to deliver an equivalent amount of cash based on a measure of the average share price over the Valuation Period (the “Settlement Price”).  Under the terms of the Forward Contract, TripSPV will receive a prepayment amount equal to a portion of the product of the average per share price at which CS completes its hedging share sales during the Initial Hedging Period, net of trading costs (the “Initial Share Price”), and the Number of Shares.

TripSPV has agreed to pledge the Number of Shares, which could be up to 18,159,752 shares of Common Stock (the “Pledge Shares”) (which constitute the Released Pledged Shares) to secure its obligations under the Forward Contract, and retains voting rights in the Pledge Shares during the term of the pledge absent a default under the Forward Contract.

If TripSPV elects share settlement, TripSPV will be obligated to deliver fewer than the Number of Shares if (and to the extent that) on trading days during the Valuation Period the average per share price is less than 90% of the Initial Share Price.  As noted above, alternatively TripSPV may choose to deliver a cash equivalent amount in lieu of such shares.

Because the closing share price of Common Stock was less than $15.00 per share during the Initial Hedging Period, CS was permitted to deliver a notice to TripSPV to terminate the Initial Hedging Period. Although no such notice has been delivered, CS stopped hedging activity under the 2020 Forward Contract on March 12, 2020. As of the date hereof, TripSPV intends to borrow up to $34 million to fund a portion of the repayment of the Margin Loans upon the closing of the sale of the Series A Preferred Stock (as defined and described below) and approximately 2.2 million shares of Common Stock will secure the 2020 Forward Contract.

Investment Agreement

On March 15, 2020, the Reporting Person entered into an Investment Agreement (the “Investment Agreement”) with Certares Holdings LLC, Certares Holdings (Blockable) LLC, and Certares Holdings (Optional) LLC (collectively, the “Purchaser”) and solely for the purposes of certain provisions specified therein, Gregory B. Maffei. Pursuant to the Investment Agreement, the Reporting Person agreed to issue and sell to the Purchaser 325,000 shares of the Reporting Person’s newly-created 8% Series A Cumulative Redeemable Preferred Stock, par

value $0.01 per share (the “Series A Preferred Stock”), for a purchase price of $1,000 per share. The Investment Agreement provides for a proposed closing date of March 30, 2020, but the parties have agreed to use reasonable efforts to close earlier. The Investment Agreement provides minimal conditions to closing.  For example, no regulatory approvals are needed as a condition to closing under the Investment Agreement.  The net proceeds from the investment will be used to repay a portion of the outstanding balance under the Margin Loan Agreement. The remaining balance of the Margin Loan will be repaid with cash on hand and $34 million of secured borrowings against the 2020 Forward Contract (as described above).

Consent Rights. For so long as at least 25% of the original aggregate liquidation value of the Series A Preferred Stock remains outstanding (the “Threshold Amount”), the Reporting Person will be required to obtain the prior written consent of the holders of at least a majority of the Series A Preferred Stock prior to, among other things and subject to certain exceptions, entering into certain affiliate transactions and transferring shares of Common Stock and Class B Common Stock.

Consultation.  For so long as the Purchaser owns shares of Series A Preferred Stock having a liquidation value equal to at least the Threshold Amount, the Purchaser is entitled to certain consultation rights with the Reporting Person with respect to any matter on which the Reporting Person votes its shares of Common Stock and Class B Common Stock.

Issuer Board.  The Investment Agreement also requires the Reporting Person, upon closing, to nominate an individual designated by the Purchaser to the board of directors of the Issuer for so long as (i) Purchaser beneficially owns a number of shares with an aggregate liquidation value equal to at least the Threshold Amount and (ii) the Reporting Person has a right to nominate at least two directors to the Issuer’s board of directors under the Governance Agreement among the Issuer, Liberty Interactive Corporation (now known as Qurate Retail, Inc.) and Barry Diller, dated as of December 20, 2011, as amended by the Assignment and Assumption of Governance Agreement among the Issuer, the Reporting Person and Liberty Interactive Corporation, dated August 12, 2014.  Mr. Gregory O’Hara, Founder and Senior Managing Director of Certares Holdings LLC, is expected to be nominated to the board of directors of the Issuer.

A more complete summary of the Investment Agreement is included in the Reporting Person’s Current Report on Form 8-K filed with the SEC on March 16, 2020.  The summary of the Investment Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Investment Agreement, which is filed herewith as Exhibit 7(d), and is incorporated herein by reference.

Certificate of Designations

The Certificate of Designations for the Series A Preferred Stock of the Reporting Person (the “Certificate of Designations”) designates the Series A Preferred Stock and establishes its preferences, limitations, voting powers and relative rights. The Certificate of Designations will become effective upon filing with the Secretary of State of the State of Delaware.

Redemption.  Except as described below, the Reporting Person is required to redeem for cash shares of Series A Preferred Stock on the earlier of (i) the first business day after the fifth anniversary of the Original Issue Date or (ii) subject to certain exceptions, a change in control of the Reporting Person (such earlier date, the “Mandatory Redemption Date”). If all of the transaction consideration for such a change in control of the Reporting Person consists of publicly-traded equity securities, the redemption payment will consist of a number of shares of such equity securities to be determined in accordance with the Certificate of Designations. The “Redemption Price” in a mandatory redemption or the exercise of a holder’s put right (as described below) will equal the greater of (i) the sum of the liquidation value on the redemption date, plus all unpaid dividends accrued since the last dividend date, and (ii) the product of the (x) initial liquidation value, multiplied by (y) an accretion factor (determined based on a formula set forth in the Certificate of Designations) with respect to the Tripadvisor Common Stock, less (z) the aggregate amount of all dividends paid in cash or shares of Eligible Common Stock from the Original Issue Date through the applicable redemption date.

Put Right.  Following the first anniversary of the Original Issue Date, the Purchaser will have the right to cause the Reporting Person to redeem all of the outstanding shares of Series A Preferred Stock at the Redemption Price for, at the election of the Reporting Person, cash, shares of Eligible Common Stock, shares of Tripadvisor Common Stock or any combination of the foregoing, subject to certain limitations. The Purchaser may exercise its put right by delivering notice the Reporting Person within a certain number of days following the filing by the Reporting Person of its periodic reports with the SEC, and the Reporting Person will have 180 days from the delivery of such notice to redeem the outstanding Series A Preferred Stock (the “Put Option Mandatory Redemption Date”). If the Reporting Person determines not to redeem the Series A Preferred Stock within that 180-day period, the Reporting Person may facilitate the sale of Purchaser’s Series A Preferred Stock and, if necessary, make the Purchaser whole for any shortfall from the redemption price.

A more complete summary of the Certificate of Designations is included in the Reporting Person’s Current Report on Form 8-K filed with the SEC on March 16, 2020.  The summary of the Certificate of Designations does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of the Certificate of Designations, which is filed herewith as Exhibit 7(e), and is incorporated herein by reference.

Item 7.        Materials to be Filed as Exhibits

The information contained in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

7(d)

Investment Agreement, dated as of March 15, 2020, by and among Liberty TripAdvisor Holdings, Inc., the investors listed in Schedule I thereto, and solely for purposes of certain provisions therein, Gregory B. Maffei (incorporated by reference to Exhibit 4.1 to the Reporting Person’s Current Report on Form 8-K, filed with the SEC on March 16, 2020).

7(e)

Certificate of Designations of 8% Series A Cumulative Redeemable Preferred Stock of Liberty TripAdvisor Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Reporting Person’s Current Report on Form 8-K, filed with the SEC on March 16, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: March 16, 2020

LIBERTY TRIPADVISOR HOLDINGS, INC.

By:	/s/ Craig Troyer
Name:	Craig Troyer
Title:	Senior Vice President and Assistant Secretary

[Signature Page to Liberty TripAdvisor Holdings, Inc. Amendment No. 3 to Schedule 13D]

EXHIBIT INDEX

Exhibit
No.	Description

7(a)

Governance Agreement, dated as of December 20, 2011, by and between TripAdvisor, Inc. and Liberty Interactive Corporation (incorporated by reference to Exhibit 99.3 to Liberty Interactive Corporation’s Schedule 13D in respect of common stock of TripAdvisor, Inc., filed with the Securities and Exchange Commission on December 30, 2011).*

7(b)	Assignment and Assumption of Governance Agreement, made as of August 12, 2014, by and among Liberty TripAdvisor Holdings, Inc., Liberty Interactive Corporation and TripAdvisor, Inc.*

7(c)	Assistant Secretary’s Certificate.*

7(d)

Investment Agreement, dated as of March 15, 2020, by and among Liberty TripAdvisor Holdings, Inc., the investors listed in Schedule I thereto, and solely for purposes of certain provisions therein, Gregory B. Maffei (incorporated by reference to Exhibit 4.1 to the Reporting Person’s Current Report on Form 8-K, filed with the SEC on March 16, 2020).

7(e)

Certificate of Designations of 8% Series A Cumulative Redeemable Preferred Stock of Liberty TripAdvisor Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Reporting Person’s Current Report on Form 8-K, filed with the SEC on March 16, 2020).

*Previously filed.